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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13()-16 OR 15()-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the quarter ended September 30, 2001

FLAG LIMITED
(Exact name of registrant as specified in its charter)

CEDAR HOUSE
41 CEDAR AVENUE
HAMILTON HM12, BERMUDA
(Address of principal executive office)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F /x/               Form 40-F / /

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-2(b) under the Securities Exchange Act of 1934

Yes / /               No /x/

    This report ("Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company for the fiscal quarter ended September 30, 2001. This Quarterly Report contains a review of our unaudited financial information and analysis for this quarter, as well as certain other information.

    The following unaudited condensed financial statements, in the opinion of our management, reflect all adjustments necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

FLAG LIMITED
FORM 6-K
INDEX

PART I
ITEM 1.A

FLAG LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
(Expressed in thousands of dollars except share and per share amounts)

	September 30, 2001 (UNAUDITED)	December 31, 2000 (AUDITED)
ASSETS:
Current assets:
Cash and cash equivalents	$1,928	$2,623
Accounts receivable, net of allowance for doubtful accounts of $5,289 (2000 — $5,289)	34,394	84,067
Due from affiliates and other receivables	28,040	8,768
Other receivables	6,899	3,354

Total current assets	71,261	98,812
Restricted cash	51,775	111,453
Capitalized financing costs, net of accumulated amortization of $7,648 (2000 — $5,664)	9,089	11,073
Property and equipment, net	957,349	1,001,246

Total Assets	$1,089,474	$1,222,584

LIABILITIES:
Current liabilities:
Accrued construction costs	$13,321	$49,139
Accounts payable	9,097	22,246
Accrued liabilities	19,424	14,331
Interest rate collars	469	—
Deferred revenue	73,759	59,371
Income taxes payable	4,218	3,766

Total current liabilities	120,288	148,853
8 1/4% senior notes, due 2008, net of unamortized discount of $3,695 (2000 — $4,134)	426,305	425,861
Other long-term debt	68,500	93,000
Deferred revenue and other	219,275	210,158
Deferred taxes	3,070	3,358

Total Liabilities	837,438	881,230

SHAREHOLDERS' EQUITY:
Class B common shares, $.0001 par value	64	64
Additional paid-in capital	546,302	544,697
Accumulated other comprehensive income — foreign currency translation	(853)	(418)
Accumulated deficit	(293,477)	(202,989)

Total Shareholders' Equity	252,036	341,354

Total liabilities and shareholders' equity	$1,089,474	$1,222,584

PART I
ITEM 1.B

FLAG LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS AND NINE MONTHS
ENDED SEPTEMBER 30, 2001 AND 2000
(Expressed in thousands of dollars except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2001 (UNAUDITED)	2000 (UNAUDITED)	2001 (UNAUDITED)	2000 (UNAUDITED)
REVENUES	27,697	23,566	72,875	62,830
SALES AND OTHER OPERATING COSTS
Operations and maintenance cost (including non-cash compensation expense of $106, $339, $407, $1,506)	8,702	7,585	24,208	24,558
Sales and marketing (including non-cash compensation expense of $53, $160, $279, $683)	1,965	3,091	7,289	10,028
General and administrative (including non-cash compensation expense of $174, $658, $918, $2,929)	11,971	8,183	32,039	23,319
Depreciation and amortization	19,061	18,697	56,288	57,858

	41,699	37,556	119,824	115,763
OPERATING LOSS	(14,002)	(13,990)	(46,949)	(52,933)
INTEREST EXPENSE	10,861	12,339	33,209	38,398
INTEREST INCOME	704	2,470	3,240	5,947

LOSS BEFORE INCOME TAXES	(24,159)	(23,859)	(76,918)	(85,384)
PROVISION FOR INCOME TAXES	(50)	(187)	415	(56)

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(24,110)	$(23,672)	$(77,334)	$(85,328)

Basic and diluted loss per common share	$(0.04)	$(0.04)	$(0.12)	$(0.13)
Weighted average common shares outstanding	635,796,338	635,796,338	635,796,338	635,796,338

PART I
ITEM 1.C

FLAG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND NINE MONTHS
ENDED SEPTEMBER 30, 2001 AND 2000
(Expressed in thousands of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2001 (UNAUDITED)	2000 (UNAUDITED)	2001 (UNAUDITED)	2000 (UNAUDITED)
NET LOSS	(24,110)	(23,672)	(77,334)	(85,328)
Foreign currency translation adjustment	(19)	142	33	232
Loss on derivatives — effect of adoption	—	—	(94)	—
Loss on derivatives — change in fair value	(172)	—	(468)	—

COMPREHENSIVE LOSS	(24,301)	(23,530)	(77,863)	(85,096)

PART I
ITEM 1.D

FLAG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(Expressed in thousands of dollars)

	September 30, 2001 (UNAUDITED)	September 30, 2000 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss applicable to common shareholders	$(77,334)	(85,328)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Amortization of financing costs	1,984	1,844
Provision for doubtful accounts	—	(996)
Senior debt discount	444	443
Non-cash stock compensation	1,604	5,409
Depreciation	56,288	57,858
Loss on disposal of fixed assets	—	91
Deferred taxes	(248)	(152)
Add / (deduct) net changes in assets and liabilities:
Accounts receivable	49,673	20,968
Due from affiliate	(28,040)	950
Prepaid expenses and other assets	(3,546)	(4,619)
Accounts payable and accrued liabilities	(8,053)	(4,084)
Income taxes payable	452	(89)
Due to affiliate	8,768	(3,024)
Deferred revenue and other	23,505	82,327

Net cash provided by operating acitivities	25,497	71,598

CASH FLOWS FROM FINANCING ACTIVITIES:
Financing costs incurred	—	(2,826)
Capital contribution from FLAG Telecom Holdings Ltd	—	25,000
Payment of dividend	(13,150)	—
Repayment of long-term debt	(24,500)	(65,000)
Decrease / (increase) in restricted cash	59,678	(19,010)

Net cash used in financing activities	22,028	(61,836)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for construction	(29,817)	(2,344)
(Purchase) / disposal of fixed assets, net	(18,398)	(5,385)
Proceeds from disposal of assets	—	33

Net cash used in investing activities	(48,215)	(7,696)

NET INCREASE / (DECREASE) IN CASH	(689)	2,066
Effect of foreign currency movements	(5)	(19)
CASH, beginning of period	2,623	1,213

CASH, end of period	$1,927	3,260

SUPPLEMENTAL INFORMATION ON INVESTING ACTIVITIES:
Decrease in accrued construction costs	(29,817)	(2,344)

Cash incurred for construction in progress	$(29,817)	$(2,344)

SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense for period	$33,209	$38,398
Amortization of financing costs	(2,428)	(2,288)
Decrease (increase) in accrued interest payable	10,266	11,413

Interest paid	$41,047	$47,523

Taxes paid	$—	$—

PART I
ITEM 1.E

FLAG LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2001 AND DECEMBER 31, 2000

1.  BACKGROUND AND ORGANISATION

    FLAG Limited is a facilities-based provider of telecommunications capacity to licensed international carriers through its ownership of an independent, privately-owned digital fiberoptic undersea cable system, the FLAG Europe-Asia ("FEA") cable system. The FEA cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China (the "FLAG Route"). The FEA cable system, which was placed in commercial service on November 22, 1997, cost approximately $1.6 billion to construct and consists of over 28,000 kilometers of fiberoptic cable.

    On February 26, 1999, we were part of a reorganization whereby FLAG Telecom Holdings Limited ("FLAG Telecom"), a Bermuda company, became the holding company of the FLAG Telecom group of companies. Pursuant to this reorganization, all of our Class A common shares were converted to Class B common shares, which were subsequently re-classified as Ordinary Shares and our shareholders transferred to FLAG Telecom 418,259,608 Ordinary Shares in exchange for an equal number of shares in FLAG Telecom. As a result of this reorganization, FLAG Telecom held 66% of our outstanding share capital with the balance of 34% being held by Bell Atlantic Network Systems Company ("Bell Atlantic"). On January 4, 2000, Bell Atlantic exchanged its remaining FLAG Limited shares for an equal number of shares in FLAG Telecom.

Risks and Other Important Factors

    Our operations and ability to grow may be affected by risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Such factors include, but are not limited to: our ability to deploy sophisticated technologies on a global basis, our ability to upgrade and expand our network and respond to customer demands and industry changes, regulatory enactments and changes, competition and pricing pressure, rapid technological change, adverse foreign economic or political events and other factors that are discussed in our Registration Statement and subsequent periodic filings filed with the Securities and Exchange Commission.

2.  BASIS OF PREPARATION

    The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles ("US GAAP") and include our accounts and those of our wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments necessary for a fair presentation of the results of operations for the three months and nine months ended September 30, 2001 and 2000, the balance sheets as of September 30, 2001 and December 31, 2000, and the cash flows for the nine months ended September 30, 2001 and 2000. Our accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2000. The results of operations for any interim period are not necessarily indicative of results for the full year.

3.  SIGNIFICANT ACCOUNTING POLICIES

3.1 REVENUE RECOGNITION

Capacity

    Capacity contracts are accounted for as leases. Capacity contracts that do not qualify for sales-type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease. In compliance with FASB Interpretation No. 43, "Real Estate Sales, an Interpretation of FASB Statement No. 66," capacity contracts are deemed not to be sales of real estate and, therefore, are not accounted for as sales-type leases. We have recorded only operating leases for capacity transactions for the periods presented.

    Payments received from customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue.

    In exchange for construction costs incurred by suppliers, we have granted credits to suppliers for future capacity. In addition, certain customers have committed to purchase capacity at a future date under signed capacity credit agreements. Amounts received under these agreements and the capacity credits granted to suppliers are recorded at fair value as deferred revenue until the date the credits are utilized, at which time the deferred revenue is recognized as earned. Amounts receivable under these capacity agreements are reflected within accounts receivable in the accompanying balance sheets.

Operations and Maintenance

    Standby maintenance charges are invoiced separately from capacity sales. Revenues relating to standby maintenance are recognized over the period the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance which are applicable to future periods.

3.2 DIRECT COSTS RELATED TO REVENUE

Capacity

    Costs of the system relating to capacity contracts accounted for as operating leases are recorded in property and equipment and are depreciated over the remaining economic life of the network.

Operations and Maintenance Costs

    Operations and maintenance costs are expensed over the period to which the expenditure relates.

3.3 PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, net of accumulated depreciation. Capitalized costs include costs incurred under the FEA cable system construction contract, engineering and consulting fees, legal fees related to obtaining landing right licenses, interest costs, costs for the route surveys, indirect costs associated with the cable system and other costs necessary for developing the cable system. Depreciation is taken on a straight-line basis over the estimated useful lives of the property and equipment as follows:

Computer equipment	3 years
Fixtures and fittings	5 years
Leasehold improvements	Remaining lease term
Motor vehicles	5 years
Cable systems	15 years

    The estimated useful life of the cable system is determined based on the estimated period over which it will generate revenue.

3.4 IMPAIRMENT OF LONG LIVED ASSETS

    We periodically review events and changes in circumstances to determine whether the recoverability of the carrying value of long lived assets should be reassessed. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, we would recognize an impairment loss measured by the difference between the fair value and the carrying value of long lived assets.

3.5 NET LOSS PER COMMON SHARE

    Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the period. For the three month periods ended September 30, 2001 and 2000 presented, no potentially dilutive securities have been included in the calculation of diluted net loss per share amounts as they would be antidilutive in periods in which a loss has been reported.

3.6 RESTRICTED CASH

    We designate funds held by a collateral trustee, in escrow or legally designated for specific projects or commitments by bank agreements, as long term restricted cash.

4.  ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD No. 133

    Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and 138, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows gains and losses on a derivative to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    The following effects were recorded in the accompanying condensed consolidated financial statements as a result of the adoption of SFAS No. 133:

  •
  Our interest rate collars are accounted for as effective cash flow hedges and, accordingly, upon adoption of SFAS No. 133 their fair values were recorded as liabilities in the balance sheet, with the corresponding effect of adoption recorded directly to accumulated other comprehensive income. A loss of $172 was recorded during the period.

PART I
ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Forward-looking statements made in this report on Form 6-K are as of the date of filing with the Securities and Exchange Commission (the "SEC") and should not be relied upon as of any subsequent date. We expressly disclaim any obligation to update information presented herein, except as may otherwise be required by law. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed elsewhere in this report and in other documents we file from time to time with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

QUARTER ENDED SEPTEMBER 30, 2001 COMPARED WITH THE QUARTER ENDED SEPTEMBER 30, 2000

RESULTS OF OPERATIONS

REVENUES

    Total revenue for the quarter ended September 30, 2001, increased to $27.7 million as compared to $23.6 million for the quarter ended September 30, 2000. This increase is primarily due to the amortization of increased cumulative capacity sales and increased operations and maintenance revenue from the FEA cable system.

    Revenue recognized from the sale of capacity increased to $15.3 million for the quarter ended September 30, 2001, as compared to $13.2 million during the quarter ended September 30, 2000. This increase is primarily due to increased cumulative sales, being recognized over the life of the FEA cable system.

    Revenue recognized from operations and maintenance increased to $12.4 million for the quarter ended September 30, 2001, as compared to $10.4 million for the quarter ended September 30, 2000, reflecting the increased cumulative sales and activated capacity on the FEA cable system.

OPERATING EXPENSES

    During the quarter ended September 30, 2001, operations and maintenance costs increased to $8.7 million, as compared to $7.6 million for the quarter ended September 30, 2000. Operations and maintenance expenses relate primarily to the provision of standby maintenance under maintenance agreements as well as direct costs associated with operations and maintenance activities. Our agreements with the third party providers of operations and maintenance services allow for activity based variations in our expense which are reflected in the increase in this expense for the quarter.

    During the quarter ended September 30, 2001, sales and marketing costs decreased to $2.0 million, compared to $3.1 million incurred during the quarter ended September 30, 2000. Sales and marketing costs are comprised of all sales and marketing activities that we have directly undertaken.

    During the quarter ended September 30, 2001, general and administrative expenses increased to $12.0 million, as compared to $8.2 million during the quarter ended September 30, 2000. This increase is comprised principally of increased personnel costs and increased general overheads resulting from operational activity.

    For the quarter ended September 30, 2001, we recorded $19.1 million in respect of depreciation compared to $18.7 million for depreciation recorded in the quarter ended September 30, 2000.

    Costs for the quarter ended September 30, 2001 include charges for non-cash stock compensation expense of $0.3 million in respect of certain awards under FLAG Telecom's long-term incentive plan. These charges are required under US GAAP and have no effect on our cash flows.

INTEREST EXPENSE AND INTEREST INCOME

    Interest expense on borrowings for the quarter ended September 30, 2001 is $10.9 million compared to $12.3 million during the quarter ended September 30, 2000. The decrease in interest expense of $1.4 million is attributable to a reduction in our bank borrowings during the period. See also "Liquidity and Capital Resources."

    Interest income of $0.7 million was earned during the quarter ended September 30, 2001 compared to $2.5 million earned during the quarter ended September 30, 2000. The interest income was earned on cash balances, short-term investments and cash held by a collateral trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

    The provision for taxes was $(0.05) million for the quarter ended September 30, 2001 compared to $(0.2) million for the quarter ended September 30, 2000. The tax provisions for both quarters consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG route where we are deemed to have a taxable presence or are otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, we have received an undertaking from the Bermuda Government exempting us from all such taxes until March 28, 2016.

NET LOSS AND LOSS PER COMMON SHARE

    For the quarter ended September 30, 2001, we recorded a net loss of $24.1 million compared to a net loss of $23.7 million for the quarter ended September 30, 2000.

    Loss per common share was $0.04 for the quarter ended September 30, 2001 compared to the same loss per common share of $0.04 for the quarter ended June 30, 2000.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 2000

RESULTS OF OPERATIONS

REVENUES

    Total revenue for the nine months ended September 30, 2001, increased to $72.9 million as compared to $62.8 million for the nine months ended September 30, 2000. This increase is primarily due to the amortization of increased cumulative capacity sales and increased operations and maintenance revenue from the FEA cable system.

    Revenue recognized from the sale of capacity increased to $36.8 million for the nine months ended September 30, 2001, as compared to $32.9 million during the nine months ended September 30, 2000. This increase is primarily due to increased cumulative sales, being recognized over the life of the FEA cable system.

    Revenue recognized from operations and maintenance increased to $36.1 million for the nine months ended September 30, 2001, as compared to $29.9 million for the nine months ended September 30, 2000, reflecting the increased cumulative sales and activated capacity on the FEA cable system.

OPERATING EXPENSES

    During the nine months ended September 30, 2001, operations and maintenance costs decreased to $24.2 million, as compared to $24.6 million for the nine months ended September 30, 2000. Operations and maintenance expenses relate primarily to the provision of standby maintenance under maintenance agreements as well as direct costs associated with operations and maintenance activities. Our agreements with the third party providers of operations and maintenance services allow for activity based variations in our expense which are reflected in the reduction in this expense for the nine months.

    During the nine months ended September 30, 2001, sales and marketing costs decreased to $7.3 million, as compared to $10.0 million incurred during the nine months ended September 30, 2000. Sales and marketing costs are comprised of all sales and marketing activities that we have directly undertaken. This decrease is due to the inclusion of non-recurring commission costs incurred in the first quarter of 2000.

    During the nine months ended September 30, 2001, general and administrative expenses increased to $32.0 million, as compared to $23.3 million during the nine months ended September 30, 2000. This increase is comprised principally of increased personnel costs and increased general overheads resulting from operational activity.

    For the nine months ended September 30, 2001, we recorded $56.3 million in respect of depreciation compared to $57.9 million for depreciation recorded in the nine months ended September 30, 2000.

    Costs for the nine months ended September 30, 2001 include charges for non-cash stock compensation expense of $1.6 million in respect of certain awards under FLAG Telecom's long-term incentive plan. These charges are required under US GAAP and have no effect on our cash flows.

INTEREST EXPENSE AND INTEREST INCOME

    Interest expense on borrowings for the nine months ended September 30, 2001 is $33.2 million compared to $38.4 million during the nine months ended September 30, 2000. This is attributable to a reduction in our bank borrowings during the period. See also "Liquidity and Capital Resources."

    Interest income of $3.2 million was earned during the nine months ended September 30, 2001 compared to $5.9 million earned during the nine months ended September 30, 2000. The interest income was earned on cash balances, short term investments and cash held by a collateral trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

    The provision for taxes was $0.4 million for the nine months ended September 30, 2001 compared to $(0.06) million for the nine months ended September 30, 2000. The tax provisions for both periods consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG route where we are deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, we have received an undertaking from the Bermuda Government exempting us from all such taxes until March 28, 2016.

NET LOSS AND LOSS PER COMMON SHARE

    For the nine months ended September 30, 2001, we recorded a net loss of $77.3 million compared to a net loss of $85.3 million for the nine months ended September 30, 2000.

    Loss per common share was $0.12 for the nine months ended September 30, 2001 compared to a loss per common share of $0.13 for the nine months ended September 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

    On February 16, 2000, we amended our existing credit facilities to consist of a $150.0 million six-year term loan facility ($68.5 million of which remained outstanding at September 30, 2001 and $93.0 million of which was outstanding at December 31, 2000) and a $10.0 million revolving credit facility (none of which was outstanding at September 30, 2001 or December 31, 2000). Dresdner Kleinwort Benson and Barclays Capital acted as joint lead arrangers. These facilities bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on the credit rating of our 8 1/4% Senior Notes. The current interest rate is 200 basis points over LIBOR. The facilities are secured by a pledge by FLAG Telecom of all of our capital stock and by assignment of our contracts and a security interest in our bank accounts and intangible property. In connection with this amendment, we paid fees and expenses to the joint lead arrangers totaling approximately $3.3 million.

    At the end of March 1998, we entered into two interest rate swap agreements to manage our exposure to interest rate fluctuations on our credit facilities. Under the swap agreements, we paid a fixed rate of 5.6% on a notional amount of $60.0 million and a fixed rate of 5.79% on a notional amount of $100.0 million and the swap counterparty paid the floating rate based on LIBOR. One swap agreement terminated in January 2000 and the other swap agreement terminated in July 2000. In August 2000 we entered into an interest rate collar transaction for an initial notional amount of $60.0 million, reducing in increments to $20.0 million in the final quarter of 2001. The transaction terminates on April 30, 2002. The collar is comprised of a LIBOR cap at 8% and a floor of 5.85%. We recognize the net cash amount received or paid on interest rate hedging instruments as an adjustment to interest cost on the related debt.

    We believe that we will have no need for additional borrowing facilities in the foreseeable future. We intend to finance our future operations through proceeds from the sale or lease of capacity, revenues from operations and maintenance, investment income on cash and investment balances, borrowings under the revolving credit facility and available funds in reserve account.

    As of September 30, 2001, we had net current liabilities of $49.0 million compared to net current liabilities of $50.0 at December 31, 2000. The working capital deficit was primarily a result of the current accounts payable to the contractors which is classified as a current liability but for which the amounts held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

    Total cash provided by operating activities and used in investing activities during the nine months ended September 30, 2001 was $25.5 million and $(48.2) million respectively. As of September 30, 2001, total cash had decreased to $53.7 million from $114.1 million at December 31, 2000, primarily due to the repayment of long term debt and additional construction costs.

    Total cash provided by operations and used in investing activities during the nine months ended September 30, 2000 was $71.6 million and $(7.7) million respectively. These expenditures were funded from cash held as restricted cash.

IMPACT OF THE INTRODUCTION AND ADOPTION OF THE EURO

    On January 1, 1999, eleven of the 15 member countries of the European established fixed conversion rates between their existing sovereign currencies and a new currency called the "Euro". These countries adopted the Euro as their common legal currency on that date. The Euro trades on currency exchanges and is available for non-cash transactions. Until January 1, 2002, the existing sovereign currencies will remain legal tender in these countries. On January 1, 2002, the Euro is scheduled to replace the sovereign legal currencies of these countries.

    We have operations within the European Union including some of the countries that have adopted the Euro. We continue to evaluate the impact the Euro will have on our continuing business operations within the overall scope of managing currency risk. However, we do not expect the introduction of the Euro to have a material effect on our consolidated financial position or competitive position.

INFLATION

    In our management's view, inflation in operating, maintenance and general and administrative costs will not have a material effect on our financial position over the long term.

PART II
ITEM 1: LEGAL PROCEEDINGS

    We are involved in litigation from time to time in the ordinary course of business. In our management's opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to us.

ITEM 2: CHANGES IN SECURITIES

    Not Applicable.

ITEM 3: DEFAULTS UPON SENIOR SECURITIES

    Not Applicable.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    Not Applicable.

ITEM 5: OTHER INFORMATION

    Not Applicable.

ITEM 6: EXHIBITS AND REPORTS FILED ON FORM 6-K

    Not Applicable.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 14th day of November 2001.

                      FLAG LIMITED

By:	/s/ NOEL DINSMORE Noel Dinsmore Chief Financial Officer

QuickLinks

FLAG LIMITED FORM 6-K INDEX
FLAG LIMITED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2001 AND DECEMBER 31, 2000 (Expressed in thousands of dollars except share and per share amounts)
FLAG LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000 (Expressed in thousands of dollars except share and per share amounts)
FLAG LIMITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000 (Expressed in thousands of dollars)
FLAG LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000 (Expressed in thousands of dollars)
FLAG LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES